--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                              Sabratek Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  78571 U 10 8
                                 (Cusip Number)

                               Charles K. Stewart
  401 South LaSalle Street, Suite 1502, Chicago, Illinois 60605 (312) 786-9907
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notes and Communications)


                                  April 9, 1997
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

   The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------          ------------------------------------------
CUSIP No. 78571 U 10 8                  Page       2       of       4      Pages

----------------------------          ------------------------------------------


--------------------------------------------------------------------------------
  1      NAME OR REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Charles K. Stewart S.S.N.:  ###-##-####
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             |_|


--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            The United States of America
--------------------------------------------------------------------------------

                            7       Sole Voting Power          507,688
      NUMBER OF
       SHARES         ----------------------------------------------------------
    BENEFICIALLY            8       Shared Voting Power           0
      OWNED BY        ----------------------------------------------------------
        EACH                9       Sole Dispositive Power     507,688
      REPORTING       ----------------------------------------------------------
       PERSON              10       Shared Dispositive Power      0
        WITH

 -------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     507,688
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                      |_|


--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.71%
--------------------------------------------------------------------------------
   14       TYPE OF PERSON REPORTING*

                     IN   EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                --------------------------------
                                                        Page  3  of  4  Pages
                                                --------------------------------



Item 1.           Security and Issuer.

     This Amendment to Schedule 13-D, dated May 28, 1997, filed by Charles K. Stewart, relates to the common stock, par value of $.01 per share (the "Sabratek Common Stock"), of Sabratek Corporation, a Delaware corporation (the "Issuer" or "Sabratek"). The principal executive offices of the Issuer are located at 5601 West Howard Street, Niles, Illinois 60714. All capitalized terms used herein shall have the definitions set forth in the Schedule, except as may otherwise be provided herein.

Item 2.           Identity and Background.

     This statement is being filed by Charles K. Stewart. His business address is 401 South LaSalle Street, Suite 1502, Chicago, Illinois 60605.

     During the last five years, Mr. Stewart has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Stewart was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.


     The source and amount of funds used by Mr. Stewart to acquire securities were disclosed in his previous Schedule 13D. On April 9, 1997, Mr. Stewart purchased 15,000 shares of Sabratek Common Stock at $18.00 per share in an open market transaction. He sold 10,000 shares at $23.00 per share on April 14, 1997, 2,000 shares at $22 1/2 per share and 3,000 shares at $23.00 per share in open market transactions.

                                                     ---------------------------
                                                         Page  4  of  4  Pages
                                                     ---------------------------


Item 4.           Purpose of Transaction.

                                                              N/A

Item 5.           Interest in Securities of the Issuer.

   As of May 28, 1997, Mr. Stewart is deemed to beneficially own 507,688 shares of Sabratek Common Stock (approximately 4.71% of the Sabratek Common Stock outstanding), which includes 3,939 shares subject to options exercisable by Mr. Stewart within 60 days. The percentage of Sabratek Common Stock outstanding is calculated based upon information contained in Post-Effective Amendment No. 1 to the Issuer's Registration Statement on Form S-1 as filed pursuant to the Securities Act of 1933, as amended, which became effective on April 4, 1997 (File No. 333-23437). On April 9, 1997 Mr. Stewart ceased to be the beneficial owner of more than five (5) percent of the class of securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         NONE

Item 7.           Material to be Filed as Exhibits.

         NONE



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            May 28, 1997

                                            By:      /S/ Charles K. Stewart
                                                     Name:  Charles K. Stewart